KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

3 May, 2005


05008107

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


PROCESSING
SECTION
RECEIVED
MAY 10 2005
SEC MAIL
WASH. D.C.

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release and Announcement published by the Company on 3 May, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

0.6.0.

Franciska Janzon
Investor Relations Manager

Liisa Sirén
Liisa Sirén
Communications Assistant

dw 5/20

KCI KONECRANES INTERIM REPORT JANUARY - MARCH 2005

FULL YEAR TOP LINE GROWTH EXPECTATION INCREASED TO 20 %

All numbers according to IFRS. 2004 numbers restated and do not match previous reports.

Strong orders growth 27.1 %, the organic growth was 12.5%
Sales growth 26.6 %, the organic growth was 15.0%
Operating profit EBIT 4.9 MEUR (Q1/2004: 0,7 MEUR)
Special Cranes profits still burdened by high costs in Western European manufacturing
IFRS valuation of currency forward contracts lowered Q1 EPS to -0.10 EUR (0.01), see IMPORTANT NOTICE below
The strong order intake moves full year 2005 sales growth expectation to 20% (10% organic)
Full year EBIT margin forecasted to exceed 2004 level (2004 IFRS margin 4.3 %)

	First quarter			LTM	LY
MEUR	1-3/05	1-3/04	Change %	4/04-3/05	1-12/04
SALES					
Maintenance Services	86.2	74.5	15.7	356.3	344.6
Standard Lifting Equipment	64.0	47.0	36.4	248.3	231.2
Special Cranes	61.3	43.2	42.1	232.3	214.1
Internal Sales	-18.9	-12.4	52.3	-68.5	-62.0
Sales total	192.7	152.2	26.6	768.5	728.0
Operating income (EBIT)	4.9	0.7	596.6	35.5	31.3
Interests, net	-1.5	-0.7		-4.3	-3.5
Other financial income and expenses	-5.3	0.1		-5.5	-0.1
Income before taxes	-1.8	0.1	-1549.0	25.7	27.7
Net income	-1.3	0.2	-868.0	16.9	18.4
Earnings per share, EUR					
- basic	-0.10	0.01		1.20	1.31
- diluted	-0.10	0.01		1.19	1.29
ORDERS RECEIVED					
Maintenance Services	78.5	70.7	11.0	316.2	308.4
Standard Lifting Equipment	75.9	60.8	24.8	261.7	246.6
Special Cranes	79.3	53.3	48.7	269.7	243.7
Internal Orders	-16.2	-13.8	17.5	-64.3	-61.9
Orders Received total	217.4	171.0	27.1	783.3	736.9
Order book at end of period	351.1	234.9	49.4	-	298.8

IMPORTANT NOTICE:

Currency forward contracts are mainly used to hedge the order book in Special Cranes and the estimated cash flows in Standard Lifting. In IFRS, KCI Konecranes has opted to value these contracts at market (i.e. not at hedged) rates, yielding intermediate positive or negative result effects. However, as the contracts mature at their predetermined values, the end effect for each contract is always zero.

Comments on Q1/2005:

Both orders and sales were strong in all business areas. North American organic orders growth was 19 %. Asia-Pacific orders growth was 40 %. Western European growth was lower, but positive. The profitability development was good in Maintenance Services, as a larger contract base and better retention rate lifted margins. Standard Lifting volume growth was significant, with gradually improving margins. In Special Cranes the quarter was uneven: excellent volume growth but still too high costs for Western European production. Group Q1/2005 EPS was negative, which was caused by the new method of valuing currency forward contracts in compliance with IAS 39.

Comments on full year 2005:

Continuing strong orders growth allows KCI Konecranes to increase the full year sales growth guidance to 20 %. Approx. 50% of this growth is expected to be organic, the rest coming from the acquisitions of SMV Lifttrucks AB and Morris Material Handling Ltd at the end of last year. The profitability development of the three Business Areas is expected to be uneven, as could be seen in the first quarter. The full year 2005 EBIT margin for the Group is forecasted to exceed the level achieved in 2004, both in IFRS and FAS terms.

General business development

(Numbers in brackets are corresponding values for the first quarter in 2004 unless otherwise indicated.) KCI Konecranes applies IFRS-standards (International Financial Reporting Standards) as of 1 January 2005. The Group has prepared its opening balance sheet as of 1 January 2004 and has recorded comparative information on fiscal 2004, in compliance with effective IFRS standards at reporting date. A separate communication was published on 19 April 2005. The same report is available on KCI Konecranes website www.konecranes.com. All actual and comparative numbers in this report are in accordance with IFRS unless otherwise stated.

Group total orders received were EUR 217.4 million (171.0), up by 27.1 % compared to Q1/2004. Orders grew in all Business Areas. The two acquisitions, SMV Lifttrucks AB (SMV) and Morris Material Handling Ltd (MMH), during the last quarter of 2004 contributed positively. The organic growth in orders was 12.5 %. Geographically the order activity grew strongly in Asia-Pacific (especially in Australia and China) and in the Americas while in Europe most of the growth was related to acquisitions.

The Group's total order book grew to a new record level of EUR 351.1 million (234.9), up by 49.0 % from the end of Q1/2004. There was a good sales growth in all business areas during the first quarter, still the order book continued to grow in all Business Areas.

Sales

Group total sales was EUR 192.7 million (152.2). The sales growth was 26.6 %. All Business Areas reported growth. The latest acquisitions (SMV and MMH) contributed to the growth. The organic growth was 15 %. All market areas, with the exception of Asia-Pacific, posted growing sales numbers. In Asia Pacific sales remained at Q1/2004 levels.

Profitability

The Group's operating income was EUR 4.9 million (0.7), which is EUR 4.2 million more compared to Q1/2004. The corresponding figure last year was affected by EUR 2.0 million restructuring costs, which according to FAS (Finnish Accounting Standards) were recorded already in 2003. The growth in operating income, when adjusted for these costs, was 81.5 %. The operating income margin was 2.5 % (0.5 %).

Detail numbers on business development and profitability is presented in the review by Business Areas.

Financing costs net of financing income was EUR 6.8 million (0.6). The Group does not currently apply hedge accounting, in accordance with IFRS, on derivatives used to hedge currency exposures relating to non-euro transactions. Therefore all derivatives are measured at fair values (revaluation at the end of each reporting period) and recorded in the profit and loss statement. In short to medium term fair valuation of derivatives that are used for hedging forecasted cash flows and order book, will cause fluctuation to the Group's net income. Valuation changes are reported in other financial income and expenses. In due course (approx. 6-12 months) as the currency forward contracts expire at their predetermined values, the cumulative impact the result will always be zero. This does not have any impact on cash flow.

For Q1/05 the valuation difference on hedging instruments had a negative impact of approx. EUR 4.7 million on financing costs without any corresponding cash flow effect. In consequence, the income after financing items is negative EUR 1.85 million (+0.1).

The Group deferred tax and income taxes were EUR +0.5 million (+0.05), based on an estimated 31% tax rate.

Group net income was EUR -1.3 million (0.2) and earnings per share (EPS) -0.10 euros (0.01).

The Group's return on capital employed was 15.6 % counted on a last twelve months' basis and the return on equity 13.0 % accordingly.

The profit accumulation has never been uniform between different quarters, but there have been clear seasonal variations in earnings between different quarters. For the whole Group the profit accumulation has typically been slow in the beginning of the year and then accelerating towards the yearend. The seasonality in earnings is expected to repeat itself also during the current year.

Cash flow and balance sheet

The cash flow before the change in working capital was EUR 5.0 million (3.7) or EUR 0.35 per share (0.26).

The growth in working capital had a negative EUR 2.2 million (+13.1) impact on the cash flow during Q1/2005. In spite of a strong sales growth, the value of work-in-progress grew by EUR 16 million from the end of last year and with approximately EUR 34 million compared to the end of Q1/2004. Also component and raw-material inventories increased as a consequence of overall growth. Short-term receivables came down from the yearend 2004, but grew year-on-year. This growth relates to the growth in customer receivables following increased sales. This development was balanced by growth in advance payments received and accounts payable.

The cash flow after change in working capital was EUR 2.8 million (16.8) and cash based net investments were EUR 3.3 million (1.3).

The Group's net interest bearing debt grew to EUR 126.1 million (42.0). The growth in working capital and the two acquisitions made at the end of last year are the main contributors to the debt increase. The net gearing was 102.5 (30.6) and the solidity ratio 26.4 (38.1).

The Group renewed its committed backup financial facility with the bank syndicate during the first quarter. The size of this facility was increased from EUR 100 million to EUR 200 million. At the end of the quarter this facility was totally unused.

Currencies

The currency exchange rate changes had only marginal translational effect on Group's orders, sales and profitability development. However, the strength of euro especially against US-dollar had a negative effect on Group's profitability through non-euro export from the euro-area (transactional effect).

Currency forward contracts are mainly used to hedge the order book in Special Cranes and the estimated cash flows in Standard Lifting. In IFRS, KCI Konecranes has opted to value these contracts at market (i.e. not at hedged) rates, yielding intermediate positive or negative result effects. However, as the contracts mature at their predetermined values, the end effect for each contract is always zero.

The exchange rates of some important currencies developed as follows (the value of one euro in other currency):

The average rates

	Q1/2005	Q1/2004	Change %
USD	1.3111	1.24878	-4.75
CAD	1.6078	1.6473	2.46
GBP	0.69351	0.67915	-2.07
CNY	10.851	10.4317	-3.86
SGD	2.1452	2.1154	-1.39
SEK	9.0751	9.1865	1.23
NOK	8.2381	8.6261	4.71
AUD	1.688	1.6327	-3.28

The period end rates

	Q1/2005	Q1/2004	Change %	Q4/2004	Change %
USD	1.2959	1.2318	-4.95	1.3621	5.11
CAD	1.5736	1.6103	2.33	1.6416	4.32
GBP	0.68665	0.6663	-2.96	0.70505	2.68
CNY	10.7255	10.2974	-3.99	11.2734	5.11
SGD	2.1449	2.0611	-3.91	2.2262	3.79
SEK	9.1687	9.2231	0.59	9.0206	-1.62
NOK	8.195	8.408	2.60	8.2365	0.51
AUD	1.6803	1.6095	-4.21	1.7587	4.67

The currency rate management policy of hedging was continued. The main instrument used was forward exchange contracts. The ultimate goal for the hedging is to minimize risks relating to order book margins. Additionally, hedging allows time to take actions in case of notable and relatively permanent exchange rate changes.

Capital expenditure

The Group's capital expenditures to tangible and intangible assets were EUR 1.8 million (1.3). Most of these investments are replacement and IT investments of their nature.

Personnel

At the end of Q1/2005 the Group employed in total 4992 (4298). The increase in personnel in large relates to acquired companies and growth in Group's Chinese operations.

Review by Business Areas

Maintenance Services

Maintenance Services sales was EUR 86.2 million (74.5), up by 15.7 % compared to Q1/2004. The operating income was EUR 4.6 million (2.6) and the operating income margin 5.3 % (3.5).

The positive profit development was supported by a strong organic sales growth (10 %), a positive contract base development and improved productivity. Also the MMH acquisition contributed to profits.

The total order intake in Maintenance Services was EUR 78.5 million (70.7), up by 11 % compared to Q1/2004. In field services (approx. ¾ of total Maintenance Services) orders grew by 19 % (organic growth 11 %) while the orders for large modernizations contracted somewhat. The development was particularly good in North America, UK and Australia.

We now have 236,809 (217,662) cranes and hoists in the annual maintenance contract base. This is 5.3 % more compared to the end of last year and 8.8 % higher than the corresponding figure in Q1/2004. The contract base retention rate also improved.

The number of employees at the end of first quarter was 2816 (2541).

Standard Lifting Equipment

Standard Lifting Equipment sales was EUR 64.0 million (47.0). The growth was 36.4 % (27.4 % organic). The operating income was EUR 4.9 million (3.2) and the corresponding profit margin 7.7 % (6.8).

The positive profitability development was supported by strong volume growth and the benefits of the re-engineering program. On April 19, 2005 (after the end of Q1) the Group signed an agreement to outsource manufacturing of end carriages. This will increase the manufacturing flexibility immediately and support cost efficient production in the longer term. As a consequence of the agreement the Group's headcount in Finland was reduced by 70 employees.

The growth in orders continued and accelerated from last year. The total order intake was EUR 75.9 million (60.8), up by 24.8 % compared to Q1/2004. The organic growth in orders was 12 %. The order book continued to grow in spite of strong growth in sales. The value of the order backlog now stands over 40 % higher compared to one year ago.

The number of employees was 1224 (1030). Most of the growth relates to the acquisition of MMH.

Special Cranes

Special Cranes sales was EUR 61.3 million (43.2), up by 42.1 % compared to Q1/2004. The organic growth was 23 %. The operating income was EUR 1.3 million (2.4). The ramp-up in production volumes coinciding with the re-engineering meant an increased but temporary burden on profitability during the quarter.

Profound changes within the Business Area call for increased prudence in profits reporting. Also the strong euro is now increasingly adding to the challenge in this Business Area. However, a single quarter performance is not indicative for the performance of Special Cranes. Delivery times for Special Cranes typically range between 6 months and 2 years.

The acquisition of SMV Lifttrucks AB (now SMV Konecranes) contributed to the operating income. Integration work continues as planned.

The order intake was EUR 79.3 million (53.3), up by 48.7 % compared to Q1/2004. The organic growth was 25 %. The order book climbed to a new record level, 50 % higher compared to the Q1/2004 level. The inquiry activity remained at a very high level.

The Group is determined to continue its efforts to meet its growth challenges. The program aiming at an increase in supply and delivery efficiency continues. The start of the new special crane hoisting trolley and component factory in Shanghai, China is progressing as planned. Production startup is scheduled to early autumn. As the re-engineering plan progresses the degree of purchasing or outsourcing of production of low added value parts, structures and assemblies will increase. There are certain operational costs related to most of these changes. Costs normally materialize ahead of benefits.

The number of employees was 830 (610). Most of the growth in number of employes is mainly related to Special Cranes new operations in China and the acquisition of SMV Konecranes.

Group costs and consolidation items

Group costs, which are not charged directly to the Business Areas, mainly consist of development costs relating to products, systems, personnel, group structure and best practices. Also costs for Group management, legal and treasury functions are included into Group costs.

These costs were EUR 6.0 million (7.4). The corresponding number in Q1/2004 includes restructuring costs of EUR 2.0 million, which in accordance with FAS were reported in 2003. Therefore, for better comparison: Group overheads increased with EUR 0.6 million over Q1/2004.

The development costs are expected to grow roughly in line with sales growth. Total Group overheads are estimated at a level 2.5 - 3.0 % of sales.

The most significant consolidation item is the elimination of Group internal profits and share of associated companies' result. These items were EUR 0.0 (0.0) during the quarter. According to IFRS Group goodwill is not amortized, only subject to impairment tests.

The total number of Group staff was 122 (117).

Future Prospects

Continuing strong orders growth allows KCI Konecranes to increase the full year sales growth guidance to 20 %. Approx. 50% of this growth is expected to be organic, the rest coming from the acquisitions of SMV Lifttrucks AB and Morris Material Handling Ltd at the end of last year. The profitability development of the three Business Areas is expected to be uneven, as could be seen in the first quarter. The full year 2005 EBIT margin for the Group is forecasted to exceed the level achieved in 2004, both in IFRS and FAS terms.

Important events

The ordinary Annual General Meeting (AGM) on March 10, 2005 confirmed a dividend of EUR 1.05 (1.00). The dividend was paid against each of the outstanding 14,099,380 shares (excl. the company's own shares). The dividend payment date was March 22, 2005.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 1,431,003.

The AGM re-elected Mr Björn Savén, Mr. Svante Adde, Mr Matti Kavetvuo, Mr Timo Poranen, Mr Stig Stendahl and Mr Stig Gustavson. Ms. Malin Persson was elected new member of the Board.

At the AGM the Board reconfirmed its intention to appoint on 17 June, 2005 Mr. Stig Gustavson Chaiman of the Board of Directors and Mr. Pekka Lundmark, currently Group Executive Vice President, his successor as President and CEO of KCI Konecranes.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

The AGM reconfirmed Deloitte & Touche Oy as the company's external auditor.

On 29 March, 2005 the company informed in a stock exchange release of rotation in Group management positions. Mr. Matti Ruotsala, previously Chief Operating Officer, was appointed to a new position as Senior Vice President, Strategy and Technology, to lead KCI Konecranes' long-term product and service technology development. Mr. Mikko Uhari, President, Special Cranes, assumed the global responsibility for all crane and component business units. Mr. Pekka Päkkilä, President, Standard Lifting Equipment started to report to Uhari.

Mr Arto Juosila, currently Country Executive, Asia-Pacific, was appointed Group Vice President, Administration and Business Development (incl. personnel administration, corporate and social responsibility, risk management and business development incl. M&A) as of September 2005. Mr. Harry Ollila, currently Group Vice President, Business Development, and Mr. Edward Yakos, currently MD, KCI Konecranes Australia were appointed Country Executives of Northeast Asia and respectively Southeast Asia-Pacific as of September 2005.

Important events after the end of the first quarter

As a continuation of KCI Konecranes internal re-engineering program that started in 2003, KCI Konecranes entered into an agreement on 19 April, 2005 to outsource its production of end carriages. The production will be outsourced to a new company established by the existing management and personnel in the production unit located in Urjala, Finland. The Group's personnel number decreased by approximately 70 persons, who continue working for the new company. This agreement will have no effect on KCI Konecranes financial results for the current year. KCI Konecranes does not have an ownership stake in the new company.

Litigations

In April 2005, all disputes between the Italian associated company Prim S.p.A., its former and present shareholders, and KCI Konecranes Group have been finally settled. All shares held by KCI Konecranes Group in Prim S.p.A. have also been sold. The Settlement has no material effect on the Groups results.

Share capital, share price performance and trading volume

Pursuant to KCI Konecranes Plc's stock options of the 1999 series A, 600 new shares subscribed with the 1999A option rights were registered in the Finnish Trade Register on 17 March, 2005.

As a result of the subscription KCI Konecranes' share capital, at the end of March 2005, had increased to EUR 28,621,260 and the total number of shares amounted to 14,310,630.

An additional 3,000 shares were subscribed for before the subscription period for all 1999A options ended on 31 March 2005 (recorded in the Trade Register on 3 May, 2005). On the basis of the 1999A series option plan, an aggregate of 3,600 shares were subscribed and the share capital increased by a total of EUR 7,200.

KCI Konecranes Plc's share price decreased by 2.00 % during January-March and closed at EUR 31.86. The period high was EUR 36.47 and period year low EUR 31.86. The volume weighted average share price during the period was 34.65. During the same period the HEX All-Share Index increased by 5.88 %, the HEX Portfolio Index by 7.03 % and the HEX Metal & Engineering index by 12.36 %.

The total market capitalization at the end of March 2005 was EUR 455.9 million, including 210, 650 own shares held by the company, the 38th largest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 5,786,801 shares of KCI Konecranes Plc, which represents 40.4 % of the total amount of outstanding shares. In monetary terms the trading was EUR 200.5 million, which was the 23rd largest trading volume of all companies listed on Helsinki Stock Exchange. The daily average trading volume was 94,866 shares representing a daily average turnover of EUR 3.3 million.

The company's own shares

At the end of March 2005, KCI Konecranes Plc held 210,650 of the company's own shares with a nominal value of 421,300 euros. This corresponds to 1.47 % of the company's total outstanding shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share.

Important Orders

APM Terminals ordered seven new Konecranes Rubber Tyred Gantry Cranes (RTGs) for its terminal in Los Angeles, USA. This was the first order for Konecranes RTGs from a port terminal on the US West Coast.

Siemens A/G ordered 18 Industrial Cranes and a 200 Ton lifting beam for the Al Ezzel power plant in Bahrain and 14 Industrial Cranes for the Ras Laffan power plant in Qatar.

Siemens ordered a 180T Turbine Hall Crane for its greenfield coal fired power plant project in Kogan Creek, near Brisbane in Australia.

Lurgi Lentjes AG in Düsseldorf, Germany placed an order for a 130T Powerhouse crane to be used for erection and maintenance of the gas turbine at the RWE power plant project VGT Weissweiler.

Rocksavage Power Company ordered for it's power plant near Liverpool, UK, an 80t Goliath crane to run on an outdoor elevated runway alongside a previously delivered 125t Konecranes Goliath crane.

Huizhou Hydro PSP ordered six Process Cranes for its pump storage power plant located in Huizhou City in southern China.

Bechtel Corporation ordered a Coke Handling Bucket Crane for the Conoco Phillips Refinery in Borger, Texas, USA.

Stomana Steel of Bulgaria ordered three Process Cranes to be used for Steel Billet Handling.

Corus of UK ordered a Semi automated, semi-goliath crane for Hartlepool steel works to handle plate steel on a vacuum beam into an automated plate cutting system.

Krupp Stainless placed a repeat order for the delivery of three Process Cranes to be used for steel coil handling at their plant in Shanghai.

Pec Tech Indonesia (part of APRIL Group) has ordered two units of 100T production cranes for its paper mill operation in Kerinci, Sumatra, Indonesia.

Aker Kvaerner of Santiago, Chile ordered 8 Process Cranes for their San Cristobal Silver Mine in southern Bolivia.

Toyota of Argentina ordered a heavy duty Process crane for their stamping plant near Buenos Aires.

Takenaka ordered five stamping plant cranes for Toyota Toyotomi and Toyota Boschoku in Valencienne, France.

Wallbridge Aldinger/Barlett Cocke ordered four Heavy Duty process cranes to be used in manufacturing and for automotive die handling and five special wall traveling jib cranes for tool maintenance at the new Toyota automotive manufacturing plant in San Antonio Texas, USA.

Inova ordered two waste for energy cranes and one slag handling crane for a refuse handling plant in Dunkerque, France.

Helsinki, 3 May 2005
Board of Directors

Disclaimer

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-3/2005	1-3/2004	1-12/2004
Sales	192.7	152.2	728.0
Share of result of participating interest undertakings	0.0	0.0	0.0
Depreciation	-3.6	-3.1	-12.4
Impairment	0.0	0.0	-1.2
Other operating expenses	-184.1	-148.4	-683.1
Operating income	4.9	0.7	31.3
Interests, net	-1.5	-0.7	-3.5
Other financial income and expenses	-5.3	0.1	-0.1
Income before taxes	-1.8	0.1	27.7
Taxes	0.5 (1	0.1 (1	-9.2
Net Income for the period	-1.3	0.2	18.4
Earnings per share, EUR			
-basic	-0.10	0.01	1.31
-diluted	-0.10	0.01	1.29

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	3/2005	3/2004	12/2004
Fixed Assets	111.9	89.4	112.1
Inventories	135.1	83.2	114.1
Receivables and other current assets	253.0	202.3	267.0
Cash in hand and at banks	21.6	18.2	20.7
Total assets	521.6	393.1	513.9
Equity	123.1	137.2	137.7
Provisions	16.6	16.5	17.5
Long-term debt	26.2	49.3	24.8
Current liabilities	355.7	190.2	334.1
Total shareholders' equity and liabilities	521.6	393.1	513.9
Gearing %	102.5	30.6	80.2
Solidity %	26.4	38.1	29.1
Return on capital employed %, Last Twelve Months (LTM)	15.6	*	15.9
Equity/share, EUR	8.73	9.77	9.76

* The year 2003 figures were reported only according to FAS

Net Interest bearing liabilities (MEUR)

	3/2005	3/2004	12/2004
Long- and short-term interest-bearing liabilities	-148.2	-60.3	-131.4
Cash and cash equivalents and other interest bearing assets	22.1	18.3	21.0
Total	-126.1	-42.0	-110.4

Consolidated cash flow (MEUR)

	1-3/2005	1-3/2004	1-12/2004
Free Cash flow	5.0	3.7	30.9
Change in working capital	-2.2	13.1	-23.1
Cash flow from operations	2.8	16.8	7.8
Net Investments	-3.3	-1.3	-38.2
Cash flow before financing	-0.5	15.5	-30.4
Change in debt, increase (+), decrease (-)	15.8	3.4	66.5
Dividend paid	-14.8	-14.0	-28.1
Correction items (1	0.4	0.2	-0.4
Net financing	0.9	5.1	7.5
Cash in hand and at banks at beginning of period	20.7	13.2	13.2
Cash in hand and at banks at end of period	21.6	18.2	20.7
Change in Cash	0.9	5.1	7.5

1) Translation difference in cash in hand and at banks

Statement of changes in Shareholders' Equity (MEUR)

	Share Capital	Other Restricted Capital	Minority Interest	Translation Difference	Retained Earnings	Total Equity
Equity 12/2003	28.6	21.8	0.1	-5.7	105.5	150.3
Dividend distribution					-14.0	-14.0
Change in untaxed reserves					0.1	0.1
Translation difference				-0.6		-0.6
Share based payments recognised against equity					0.2	0.2
Other changes				0.6	0.3	0.9
Net profit for the period					0.2	0.2
Equity 3/2004	28.6	21.8	0.1	-5.7	92.3	137.2
Equity 12/ 2004	28.6	22.3	0.1	-6.1	92.7	137.7
Dividend distribution					-14.8	-14.8
Change in untaxed reserves					0.4	0.4
Translation difference				1.0		1.0
Share based payments recognised against equity					0.2	0.2
Net profit for the period					-1.3	-1.3
Equity 3/ 2005	28.6	22.3	0.1	-5.1	77.2	123.1

Contingent Liabilities and Pledged Assets (MEUR)

	3/2005	3/2004	12/2004
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.3	0.7	0.3
Own commercial guarantees	111.3	144.5	101.5
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	24.6	16.7	22.5
Other liabilities	1.2	1.3	1.2
Total	144.2	170.0	132.3

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2005 Nominal value	3/2005 Market value	3/2004 Nominal value	12/2004 Nominal value
Foreign exchange forward contracts	465.0	10.2	481.6	538.5
Interest rate swap	25.0	0.6	25.0	25.0
Currency options	0.0	0.0	157.1	0.0
Total	490.0	10.8	663.7	563.5

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. The hedged orderbook represents approximately one half of the total notional amounts.

Investments (MEUR)

	1-3/2005	1-3/2004	1-12/2004
Investment total (excl.acquisitions of subsidiaries)	1.8	1.3	11.8

Reconciliation of net income (MEUR)

	1-3/2004	1-12/2004
Net income according to FAS	1.3	23.0
Reversal of amortization of goodwill, IFRS 3 and IAS 36	0.6	2.6
Impairment, IAS 36	0.0	- 1.2
Employee benefits, IAS 19	- 0.2	- 1.1
Stock options, IFRS 2	- 0.2	- 0.8
Income taxes, IAS 12	0.7	1.5
Provisions, IAS 37	- 2.0	- 5.4
Other IFRS adjustments	0.0	- 0.2
Total IFRS adjustments	- 1.1	- 4.6
Net income according to IFRS	0.2	18.4

Reconciliation of shareholders' equity (MEUR)

	12/2003	3/2004	12/2004
Equity according to FAS	163.4	151.6	157.9
IFRS adjustments:			
Reversal of amortization of goodwill, IFRS 3 and IAS 36	0.0	0.6	2.6
Impairment, IAS 36	- 0.1	- 0.1	- 1.3
Employee benefits, IAS 19	- 15.0	- 15.2	- 16.1
Reserve for own shares, IAS 32	- 5.5	- 5.5	- 4.4
Income taxes, IAS 12	3.8	4.5	5.3
Provisions, IAS 37	5.4	3.4	0.0
Minority interest. IAS 1	0.1	0.1	0.1
Changes in accounting policy, IAS 8	0.0	0.0	- 4.9
Other IFRS adjustments	- 1.8	- 2.2	- 1.5
Total IFRS adjustments	- 13.1	- 14.4	- 20.2
Equity according to IFRS	150.3	137.2	137.7

Segment reporting:

Sales by Business Area (MEUR)

	1-3/2005	1-3/2004	LTM*	1-12/2004
Maintenance Services	86.2	74.5	356.3	344.6
Standard Lifting Equipment	64.0	47.0	248.3	231.2
Special Cranes	61.3	43.2	232.3	214.1
./. Internal	-18.9	-12.4	-68.5	-62.0
Total	192.7	152.2	768.4	728.0

* LTM = last 12 months (full year 2004 ./. three months 2004 + three months 2005)

Operating Income by Business Area (MEUR)

	1-3/2005		1-3/2004		1-12/2004		LTM*
	MEUR	%	MEUR	%	MEUR	%	MEUR
Maintenance Services	4.6	5.3	2.6	3.5	22.1	6.4	24.1
Standard Lifting Equipment	4.9	7.7	3.2	6.8	20.7	9.0	22.4
Special Cranes	1.3	2.2	2.4	5.5	15.9	7.4	14.9
Group costs	-6.0		-7.4		-27.3		-25.9
Consolidation items	0.0		0.0		-0.1		-0.1
Total	4.9		0.7		31.3		35.5

* LTM = last 12 months (full year 2004 ./. three months 2004 + three months 2005)

Personnel by Business Area (at the End of the Period)

	3/2005	3/2004	12/2004
Maintenance Services	2.816	2.541	2.685
Standard Lifting Equipment	1.224	1.030	1.028
Special Cranes	830	610	675
Group staff	122	117	123
Total	4.992	4.298	4.511
Average number of personnel during period	4.752	4.324	4.369

Order Intake by Business Area (Excl. Service Contract Base) (MEUR)

	1-3/2005	1-3/2004	LTM*	1-12/2004
Maintenance Services	78.5	70.7	316.2	308.4
Standard Lifting Equipment	75.9	60.8	261.7	246.6
Special Cranes	79.3	53.3	269.7	243.7
./. Internal	-16.2	-13.8	-64.3	-61.9
Total	217.4	171.0	783.3	736.9

* LTM = last 12 months (full year 2004 ./. three months 2004 + three months 2005)

Order Book (Excl. Service Contract Base) (MEUR)

	3/2005	3/2004	12/2004
Order Book total	351.1	234.9	298.8

Sales by Market (MEUR)

	1-3/2005	1-3/2004	LTM*	1-12/2004
Nordic and Eastern Europe	37.9	29.7	149.0	140.9
EU (excl. Nordic)	66.0	43.6	245.0	222.5
Americas	55.3	45.3	225.1	215.1
Asia Pacific	33.5	33.6	149.3	149.4
Total	192.7	152.2	768.4	728.0

* LTM = last 12 months (full year 2004 ./. three months 2004 + three months 2005)

Events on May 3, 2005

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Helsinki World Trade Center, Marski Hall at 12.00 noon Finnish Time (address Aleksanterinkatu 17).

Live webcast

A live webcast of the presentation will begin at 12.00 noon Finnish Time and can be followed at www.konecranes.com/investor.

Telephone conference

A telephone conference for analysts and investors, in English, will begin at 4.00 p.m. Finnish Time (2.00 p.m. UK Time). Please call in at 3.50 p.m. The dial-in number is +44-20 7162 0181 (replay available for 48 hours at +44-20 7031 4064, code 631239).

Internet

This report and graphic material is available on the Internet at www.konecranes.com/investor immediately after publication. A recording from the webcast presentation and teleconference will be available on the Internet later on May 3.

Next report

Interim report, 2nd quarter, will be published on 4 August, 2005 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.konecranes.com/investor.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000,
Mr. Pekka Lundmark, Group Executive Vice President, tel. +358-20 427 2005
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040,
Ms Franciska Janzon, IR Manager, tel. +358-20 27 2043

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 3 May, 2005 11.30 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 6,000 shares subscribed for with option rights pursuant to KCI Konecranes Plc's stock options of the 1999A and 2001A plans (3,000 shares per plan) have been recorded in the Trade Register on 3 May 2005.

Following these subscriptions KCI Konecranes' share capital increased by EUR 12,000, totalling EUR 28,633,260. The total number of shares increased by 6,000 shares to 14,316,630.

Trading in these shares will start on 4 May, 2005.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Tel. +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media